



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECD S.E.C.
MAR 2 2009

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65702

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Skyway Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 North Tampa Street, Suite 3550
(No. and Street)

Tampa, Florida 33602
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bryan Crino 813-514-1833
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pender Newkirk & Company LLC
(Name – *if individual, state last, first, middle name*)

100 South Ashley Drive, Tampa, Florida 33602
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/24/09

OATH OR AFFIRMATION

I, Bryan Crino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Skyway Advisors, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC-STATE OF FLORIDA
Elizabeth A. Caulfield
Commission #DD736852
Expires: NOV. 26, 2011
BONDED THRU ATLANTIC BONDING CO., INC.

Signature

President
Title

Elizabeth A. Caulfield
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Report on Internal Control required by SEC Rule 17a-5)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplementary Information

Skyway Advisors, LLC

Year Ended December 31, 2008
Independent Auditors' Report

Skyway Advisors, LLC

Financial Statements and Supplementary Information

Year Ended December 31, 2008

Contents


SEC Mail Processing Section

2009

Washington, DC
104



Independent Auditors' Report

The Members
Skyway Advisors, LLC
Tampa, Florida

We have audited the accompanying statement of financial condition of Skyway Advisors, LLC as of December 31, 2008 and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Skyway Advisors, LLC as of December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Pender Newkirk & Company LLP

Pender Newkirk & Company LLP
Certified Public Accountants
Tampa, Florida
February 16, 2009

Skyway Advisors, LLC

Statement of Financial Condition

December 31, 2008

Assets	
Cash	$ 139,607
Furniture and equipment, net of accumulated depreciation	21,494
Other assets	20,365
	$ 181,466
Liabilities and Members' Equity	
Accounts payable and accrued expenses	$ 19,612
Members' equity	161,854
	$ 181,466

The accompanying notes are an integral part of the financial statements.

Skyway Advisors, LLC

Statement of Operations

Year Ended December 31, 2008

Revenues from investment banking activities:	
Success fees	$ 355,678
Other	67,331
	423,009
Expenses:	
Professional fees	72,771
Licenses and permits	5,951
Travel and marketing	34,366
Occupancy	124,859
Communications	33,381
Other	119,200
	390,528
Net income	$ 32,481

The accompanying notes are an integral part of the financial statements.

Skyway Advisors, LLC

Statement of Changes in Members' Equity

Year Ended December 31, 2008

Balance, January 1, 2008	$ 309,373
Net income	32,481
Distributions to members	(180,000)
Balance, December 31, 2008	$ 161,854

The accompanying notes are an integral part of the financial statements.

Skyway Advisors, LLC

Statement of Cash Flows

Year Ended December 31, 2008

Operating activities	
Net income	$ 32,481
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	17,132
Decrease in other assets	2,251
Increase in accounts payable and accrued expenses	6,018
Total adjustments	25,401
Net cash provided by operating activities	57,882
Investing activities	
Acquisition of furniture and equipment	(3,278)
Proceeds on collection of note receivable	27,000
Net cash provided by investing activities	23,722
Financing activities	
Distributions to members	(180,000)
Net decrease in cash	(98,396)
Cash, beginning of year	238,003
Cash, end of year	$ 139,607

The accompanying notes are an integral part of the financial statements.

1. Background Information

Skyway Advisors, LLC was organized as Skyway Capital, LLC in 2002. It changed its name to Skyway Capital Partners, LLC in 2002 and then changed its name to Skyway Advisors, LLC (the "Company") in 2003. During April 2003, the Company registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was formed to provide several classes of services including investment banking, private equity, debt financing, and financial advisory services. The Company operates in numerous selected states across the country. The corporate headquarters is located in Tampa, Florida.

2. Significant Accounting Policies

The significant accounting policies followed are:

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The majority of cash is maintained with major financial institutions in the United States. Deposits with these banks may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk.

Furniture and equipment are recorded at cost. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, generally three years. For income tax purposes, the Company uses accelerated methods of depreciation for certain matters. Maintenance and repairs are charged to operations when incurred. Betterments and renewals are capitalized. When furniture and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operations.

Investment banking revenues consist of fees earned from providing mergers and acquisitions, financial restructuring, and advisory services. Success fees that are contingent upon the success of the services provided are recorded upon successful completion of the transaction. Retainer fees are recognized on a pro rata basis over the initial term of the agreement. Consulting fees are recognized as the services are provided.

2. Significant Accounting Policies (continued)

The Company is treated as a partnership for income tax purposes. As a result, the members will report the entire taxable income on their individual income tax returns. Therefore, no provision for income taxes has been made to these financial statements.

In June 2006, the FASB issued Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes." FIN 48 provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. If the tax position meets the more-likely-than-not recognition threshold, the tax effect is recognized at the largest amount of the benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Any difference between the tax position taken in the tax return and the tax position recognized in the financial statements using the criteria above results in the recognition of a liability in the financial statements for the unrecognized benefit. Similarly, if a tax position fails to meet the more-likely-than-not recognition threshold, the benefit taken in the tax return will also result in the recognition of a liability in the financial statements for the full amount of the unrecognized benefit. On December 30, 2008, the FASB issued FASB Staff Position (FSP) FIN 48-3 which allows for the deferral of FIN 48 for certain nonpublic enterprises until fiscal years beginning after December 15, 2008. In accordance with the provisions of FSP FIN 48-3, the Company has elected to defer implementation of FIN 48 until issuance of its December 31, 2009 financial statements. The Company does not expect the adoption of FIN 48 to have a material effect on its financial position, results of operations, or cash flows.

For financial statements covering periods prior to calendar 2009, the Company evaluates uncertain tax positions in accordance with existing generally accepted accounting principles and makes such accruals and disclosures as might be required there under.

3. Furniture and Equipment

Furniture and equipment consist of:

Furniture	$ 41,144
Telephone equipment	5,188
Computer hardware	50,056
Computer software	1,273
	97,661
Accumulated depreciation	(76,167)
	$ 21,494

4. Related Party Transactions

Prior to 2008, the Company loaned funds in the amount of $27,000 to an entity owned by the members of the Company. The note bears interest at an annual rate of eight percent and is unsecured, with principal and accrued interest due on October 2, 2011. During 2008, the note and related accrued interest was collected in full.

The Company has an expense sharing agreement with a company related by common ownership, whereby the Company will receive administrative personnel services in return for providing occupancy and other operational services. The value of the services provided and received for the year ended December 31, 2008 is approximately $64,000.

As mentioned, the Company reports as a partnership. In lieu of salaries, the members receive distributions proportionate to their ownership percentage.

The above amounts and terms are not necessarily indicative of the amounts and terms that would have been incurred had comparable transactions been entered into with independent parties.

5. Commitments

The Company rents its office space under an operating lease that expires in December 2009. The future total rental payments required for 2009 amounts to approximately $83,000.

Rent expense amounted to approximately $85,000 for the year ended December 31, 2008.

6. Certain Concentrations – Major Customers

For the year ended December 31, 2008, success fee revenue from one customer amounted to $350,678, or 83 percent of total revenues for the year ended December 31, 2008.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rules (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1). At December 31, 2008, the Company had net capital of $119,995, which was $114,995 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.16-to-1.00.



Supplementary Information

Skyway Advisors, LLC

Schedule 1

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2008

Net capital		
Total members' equity		$ 161,854
Total capital and allowable borrowings		161,854
Deductions and/or charges:		
Non-allowable assets:		
Furniture and equipment, net of accumulated depreciation	$ 21,494	
Other assets	20,365	
		41,859
Net capital before haircuts on security positions		119,995
Haircuts on security positions		0
Net capital		$ 119,995
Aggregate indebtedness		
Items included in statement of financial condition:		
Accounts payable and accrued expenses		$ 19,612
Computation of basic net capital requirement		
Minimum net capital required (based on 6-2/3% of aggregate indebtedness)		$ 1,307
Minimum net capital required of reporting broker or dealer		$ 5,000
Net capital required (greater of above)		$ 5,000
Excess capital		$ 114,995
Ratio: Aggregated indebtedness to net capital		0.16 to 1.00

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of form X-17A-5 as of December 31, 2008.

Read independent auditors' report on financial statements.



Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

The Members
Skyway Advisors, LLC
Tampa, Florida

In planning and performing our audit of the financial statements and supplemental schedule of Skyway Advisors, LLC (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to

Pender Newkirk & Company LLP · Certified Public Accountants
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assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weakness, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Pender Newkirk & Company LLP

Pender Newkirk & Company LLP
Certified Public Accountants
Tampa, Florida
February 16, 2009